Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 40 DATED FEBRUARY 22, 2019

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On February 19, 2019, our Manager authorized a daily cash distribution of $0.0021917808 per share of the Company’s common stock to shareholders as of the close of business on each day of the period commencing on February 1, 2019 and ending on February 28, 2019 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about March 15, 2019.

This distribution equates to approximately 8.24% on an annualized basis assuming a $9.71 per share net asset value, and approximately 8.00% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning February 1, 2019 and ending February 28, 2019. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation— Acquisition of 378 Moss Street — Chula Vista, CA”:

Acquisition of 378 Moss Street — Chula Vista, CA

On January 1, 2019, we extended the bridge loan for one month while working with the borrower towards a longer extension. On February 1, 2019, we extended the bridge loan for an additional six months (the “Extension Term”) to July 31, 2019.  The Extension Term has an interest rate equal to the London Interbank Offered Rate (LIBOR) plus 8.5%, for which there is a current payment rate of 8.5% per annum (“Current Interest”) plus LIBOR per annum of payment-in-kind interest (“PIK Interest”).  The Current Interest and PIK Interest accrue monthly and are cumulative; the Current Interest is paid monthly and the PIK Interest will be paid upon repayment of the bridge loan.

In connection with the loan extension, we increased the loan amount by $915,000, which was funded directly into the renovation reserve held with our servicer, in order to cover an increased budget necessary to bring the project to completion.  The new principal balance is $4,490,000.  The borrower will also contribute an additional $250,000 into the interest reserve, which will cover the interest, insurance and tax deposits due monthly under the bridge loan.

In connection with the Extension Term, Realty Mogul Commercial Capital, Co. will receive an extension fee of 1% of the principal amount and upon repayment of the bridge loan, an exit fee of 3% of the principal amount.